SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.4)*

HUMPHREY HOSPITALITY TRUST INC.
(NAME OF ISSUER)

COMMON STOCK
(TITLE OF CLASS OF SECURITIES)

445467103
(CUSIP NUMBER)

MARCH 17, 2000
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DIXIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:
  RULE 13d-1(b)
X RULE 13d-1(c)
  RULE 13D-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 pf tje Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  Names of Reporting Person.    MARK H. TALLMAN
    S.S. No. of Reporting Person:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group:
    (a)
    (b)

3.  SEC Use Only

4.  Citizenship or Place of Organization    U. S. A.

    Number of Shares         (5) Sole Voting Power      707,010
    Beneficially Owned       (6) Shared Voting Power
    by Each Reporting        (7) Sole Dispositive Power 707,010
                             (8) Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person  707,010

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)    6.3%

12. Type of Reporting Person:  IN

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2000
Date

/s/ Mark H. Tallman
Signature

Mark H. Tallman
Name/Title